KRAMER LEVIN NAFTALIS & FRANKEL LLP

GEORGE M. SILFEN
PARTNER
PHONE 212-715-9522
FAX 212-715-8422
GSILFEN@KRAMERLEVIN.COM

July 18, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

    Re: Arden Investment Series Trust (File No. 811-21472)

        Arden Investment Series Trust (the "Trust"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Trust's fidelity bond for the 2013-2014 year:

        1.   A copy of the renewal of the bond coverage for the Trust and other joint insureds (the "Bond") (attached as Exhibit A).

        2.   A copy of the Board meeting resolutions of the Trust, which were adopted by the Board, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Trust (attached as Exhibit B).

        3.   A statement showing the amount of a single insured bond, which the Trust would have been required to provide and maintain had the Trust not been named as a joint insured under the Bond (attached as Exhibit C).

        4.   A copy of a Joint Insured Agreement, by and between the Trust and the other joint insured, meeting the requirements of Rule 17g-1 paragraph(f) (attached as Exhibit D).

        5.   The premium for the Bond has been paid through May 12, 2014.

        If you have any questions, please do not hesitate to contact me.

        Sincerely,
        /s/ George M. Silfen
        George M. Silfen

cc: Henry P. Davis

KL2 2805658.1